

Mail Stop 4631

August 12, 2016

<u>Via E-mail</u>
Benjamin Ridding
Chief Executive Officer
Global Cosmetics, Inc.
Pavilion 96, Kensington High Street
Kensington, London, W8 4SG

> **Re: Global Cosmetics, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 29, 2016**
> **File No. 333-211050**

Dear Mr. Ridding:

We have reviewed your registration statement and have the following comments.

General

1. Please state on the cover page that you are not a blank check company and that you have no intention to engage in a merger or other business combination.

2. We note your response to comment 2 of our letter dated May 24, 2016, and we reissue the comment. In particular, we note that the operations you cite as evidence that you are not a shell company consist of either operations carried on by other companies, such as the fact that Bel-Air Cosmetics' products generated $2.5 million and for which you maintain a distribution license that has as of yet produced no revenues, or are preparatory or planning activities which have yet to produce any business operations that are greater than nominal. Accordingly, please revise your prospectus to disclose that you are a shell company and provide appropriate disclosure of the consequences, challenges and risks and the limitations imposed upon your company by that status. Refer to Securities Act Rule 405 and SEC Release 33-8869 (Dec. 6, 2007).

The Offering, page 6

Use of Proceeds, page 6

3. You have funded your historical operations by loans from your CEO, Mr. Ridding. We note that you retain discretion to use proceeds of this offering as you see fit, and you may use the proceeds in ways that do not increase the value of the company. Please disclose

here whether you will use proceeds from this offering to repay loans from Mr. Ridding or pay compensation.

Risk Factors, page 8

4. We note your response to comment 7 of our letter dated May 24, 2016 and your revisions to Securities Issued and to be Issued in The Offering, and we reissue our comment in part. Please provide appropriate risk factor disclosure and revise the Description of Securities section accordingly.

5. On page 12 you deleted risk factor "Our officers and directors will allocate some portion of their time to other businesses…." Please advise us why you removed this risk factor and why you believe there is no longer a potential conflict of interest that presents a material risk to your business and your prospective investors, or reinsert the risk factor.

Dilution, page 21

6. We note your updated scenario disclosures on page 22 assuming a 75% offering, a 50% offering and a 25% offering. Based on our recalculations, it would appear that the net tangible book values after this offering should be $115,950 in a 75% offering, $55,950 in a 50% offering and ($4,050) in a 25% offering based on taking the net proceeds disclosed on page 21 and adding back the ($54,050) net tangible book value as of March 31, 2016. Please revise or advise.

Description of Business, page 26

7. In your response to comment one of our letter dated May 24, 2016, you state that you have "[t]rademarks in place for Australia, New Zealand, Europe and registrations in place in Mexico and Canada." Additionally, you updated your Prospectus Summary to provide that "the licensor" has granted your company 50% beneficial ownership in the referenced trademark registrations. Please provide the information required by Item 101(h)(4)(vii) of Regulation S-K.

8. Your enhanced disclosure provides that Keith McCulloch owns JJH. Please also disclose here that Mr. McCulloch owns Bel-Air Cosmetics. You may state that Mr. McCulloch owns Bel-Air as a subsidiary under JJH.

9. Your enhanced disclosure states that you do not intend to distribute cosmetic products other than 4U2-branded products. Please also disclose that, per the licensing agreement, you are prohibited from distributing or handling any products that could be considered directly competitive of 4U2.

<u>Going Concern, page 35</u>

10. We note your disclosure on page 5 that you have no agreements, commitments or understandings with Mr. Ridding to provide additional loans to your business. Please reconcile that disclosure with your statement here that your management (including Mr. Ridding) believes you will be able to operate for the coming year based partially upon obtaining additional loans from Mr. Ridding.

<u>Benjamin Ridding - President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and a Director, page 36</u>

11. Please fill in the date blanks of Mr. Ridding's employment with SiT.

12. We reissue comment 18 of our letter dated May 24, 2016. Please elaborate on your officers' and directors' competing business obligations and any impact on your proposed business. We note the risk factor on page 12.

<u>Financial Statements, page 31</u>

13. Please update your latest amendment to also include the report of your independent public accounting firm that is referenced in the consent on page F-7.

14. Please include the copy of the auditor's consent as an exhibit in your next amendment. Refer to Item 601 of Regulation S-K.

<u>Item 16. Exhibits, page 41</u>

15. We note your response to comment 20 of our letter dated May 24, 2016, and reissue the comment. Your registration statement continues to provide that you outsource substantial portions of your operations to third-party service providers, such as in the last risk factor on page 16, to conduct clinical trials, collection and analysis of data, and manufacturing. Please describe these agreements and relationships in detail and file as exhibits contracts representing these agreements, or remove the implication that you have any operations. <u>See</u> Item 601(b0(10) of Regulation S-K. We note your enhanced disclosure of third-party contractors relating to your website development and the corresponding agreements filed as exhibits.

16. We note your disclosure that a licensor has granted your company 50% beneficial ownership in registered trademarks. Please file as exhibits any contracts representing such agreements. <u>See</u> Item 601(b)(10) of Regulation S-K.

17. In your response to comment 1 of our letter dated May 24, 2016, you state you have placed an initial stock order for nearly 6,000 items of product. Please file as exhibits any contracts representing such order. <u>See</u> Item 601(b)(10) of Regulation S-K.

Legal Opinion

18. We note your response to comment 22 of our letter dated May 24, 2016. Please have your legal counsel remove the implication that various state authorities and public officials provided advice in determining the securities registered herein are legally issued, fully paid and non-assessable.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction

cc: Steven J. Davis, Esq.